Exhibit 3.175

State of Delaware Secretary of State Division of Corporations Delivered 05:06 PM 08/28/2003 FILED 04:30 PM 08/28/2003 SRV 030561054 – 3697808 FILE

CERTIFICATE OF FORMATION

OF

CHARTER FIBERLINK – GEORGIA, LLC

1. The name of the limited liability company is Charter Fiberlink – Georgia, LLC.

2. The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808, County of New Castle. The name of its registered agent at such address is Corporation Service Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Charter Fiberlink – Georgia, LLC this 28th day of August, 2003.

/s/ Janeen G. Domagalski
Janeen G. Domagalski
Authorized Person